Filed by Factorial Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Cartesian Growth Corporation III

(Commission File No. 001-42629)

Factorial Names Dr. Dieter Zetsche to Board of Directors, Bringing World-Class Leadership to Its Commercial Scale and Public Market
Journey

Board appointment will add deep mobility and public company expertise to guide execution at scale

Boston, MASS. – April 23, 2026 – Factorial Inc. (“Factorial”), a leader in solid-state battery technology, today announced that, upon the closing of the previously announced business combination with Cartesian Growth Corporation III, Dr. Dieter Zetsche will be appointed to the Board of Directors of the combined company (the “Board”). Having served as an early investor and trusted advisor to the company since 2021, Dr. Zetsche's transition to the Board marks a natural and significant step in the company's progression toward public company readiness. It further reinforces Factorial's focus on strong governance and operational discipline as it continues to scale.

"Working alongside Dr. Zetsche as an early investor and advisor has been one of the most valuable experiences in Factorial's journey. His vision for what Factorial can become has always pushed us to think bigger," said Siyu Huang, CEO of Factorial. "His extraordinary product vision and business acumen have shaped how we think about building a company that endures. His decision to join our Board, as we transition from technical milestones to disciplined commercial execution, reflects our shared commitment to bringing solid-state battery technology to the world.”

Dr. Zetsche led Mercedes-Benz to the pinnacle of global industry - building a legacy defined by trust, innovation, and an uncompromising standard of excellence. Dr. Zetsche has witnessed firsthand how thoughtfully developed technology, built with patience and precision, can truly transform the way the world moves. Joining the Board, he brings that same proven playbook for scaling world-class technology into a global business at a pivotal moment in the company’s evolution.

"What has always set Factorial apart, and what continues to energize me, is the team's exceptional combination of scientific rigor and commercial discipline,” said Dr. Zetsche. "The breadth of applications ahead, spanning mobility, drones, and industrial markets, only adds to my conviction. I am truly delighted to join the Board, and I believe the best chapters of this story are still to be written.”

Dr. Dieter Zetsche served as Chairman of the Board of Management of Daimler AG from 2006 to 2019, leading Mercedes-Benz through a period of substantial global growth and strategic transformation. During his tenure, he strengthened Mercedes-Benz’s position as a leading premium automotive brand, expanded global production and international market presence, initiated early investments in electrification, autonomous driving, and digital mobility and drove sustained revenue growth and improved operational performance. Previously, Dr. Zetsche served as President and CEO of Chrysler Group, where he led a successful restructuring and operational turnaround. Dr. Zetsche holds a doctorate in electrical engineering from the University of Karlsruhe.

About Factorial

Founded and headquartered in the greater Boston area, Factorial operates at the forefront of solid-state battery development. Its proprietary FEST® and Solstice™ platforms deliver industry leading performance with scalable manufacturing, developed in close collaborations with strategic customers. Mercedes-Benz’ real-world road testing in a lightly modified test vehicle achieved over 1,200 km of range on a single charge, while Stellantis-lab testing verified 77 Ah cells demonstrating high energy density, fast-charging, and robust use for energy and power performance across temperature extremes. Factorial’s commercial partnerships include global automotive leaders such as Mercedes-Benz, Stellantis, Hyundai Motor Company, and Kia Corporation. For more information, visit www.factorialenergy.com.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements.” Forward-looking statements herein generally relate to future events or the future financial or operating performance of Factorial. For example, Factorial’s expectations regarding consummation of the business combination, future financial performance, manufacturing capabilities and operations, Factorial’s business plans, and other projections concerning key performance metrics or milestones are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. While Factorial may elect to update such forward-looking statements in the future, it disclaims any obligation to do so.

Additional Information about the Business Combination and Where to Find It

This communication relates to the proposed business combination between Cartesian Growth Corporation III, a Cayman Islands exempted company (“Cartesian III”) and Factorial (“Business Combination”) pursuant to that certain Business Combination Agreement, dated as of December 17, 2025, by and among Cartesian III, Fenway MS, Inc., a Delaware corporation, and Factorial, as amended. The proposed Business Combination will be submitted to shareholders of Cartesian III for their consideration. Cartesian III and Factorial have filed a registration statement on Form S-4 with the Securities and Exchange Commission (“SEC”), which includes and will include a preliminary and definitive proxy statement to be distributed to Cartesian III’s shareholders in connection with Cartesian III’s solicitations of proxies from its shareholders with respect to the proposed business combination and other matters described in the Form S-4, as well as the prospectus relating to the offer of the securities to be issued to the stockholders of Factorial in connection with the completion of the proposed Business Combination. After that registration statement has been filed and declared effective, Cartesian III will mail a definitive proxy statement/prospectus and other relevant documents relating to the proposed Business Combination and other matters to be described in the registration statement to Factorial stockholders and Cartesian III shareholders as of a record date to be established for voting on the proposed Business Combination. Before making any voting or investment decision, Cartesian III shareholders, Factorial stockholders, and other interested persons are urged to read these documents and any amendments thereto, as well as any other relevant documents filed with the SEC by Cartesian III in connection with the proposed Business Combination and other matters to be described in those documents when they become available, because they will contain important information about Cartesian III, Factorial and the proposed Business Combination. Shareholders will also be able to obtain free copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed by Cartesian III with the SEC, once available, without charge, at the SEC’s website located at www.sec.gov, or by directing a written request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017.

Participants in the Solicitation

Cartesian III, Factorial, and their respective directors and executive officers may be deemed to be participants in the solicitations of proxies from Cartesian III’s shareholders with respect to the proposed Business Combination and the other matters set forth in the proxy statement/prospectus. Information regarding Cartesian III’s directors and executive officers, and a description of their interests in Cartesian III is contained in Cartesian III’s final prospectus for its initial public offering filed with the SEC on May 5, 2025, which is available free of charge at the SEC’s website located at www.sec.gov, or by directing a request to Cartesian Growth Corporation III, 505 Fifth Avenue, 15th Floor, New York, New York 10017. Additional information regarding the interests of such participants in the proxy solicitation and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus relating to the proposed Business Combination when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

This communication is not a substitute for the registration statement filed by Cartesian III or for any other document that Cartesian III and Factorial may file with the SEC in connection with the proposed Business Combination. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies of other documents filed with the SEC by Cartesian III, without charge, at the SEC’s website located at www.sec.gov.

No Offer or Solicitation

This communication shall not constitute an offer to sell, or the solicitation of an offer to buy, or a recommendation to purchase, any securities, in any jurisdiction, or the solicitation of any vote, consent or approval in any jurisdiction in connection with the proposed Business Combination or any related transactions, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.